Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333- 297978
October 5, 2026

Neighborhood Intelligence Provides Business Update and Announces $45.5 Million Equity Financing with Participation from Management and a Single Institutional Investor

Offering priced at the closing price with warrants exercisable at a 25% premium to the close and non-exercisable for the first six months

NASHVILLE, Tenn — (BUSINESS WIRE) — October 5, 2026 – Neighborhood Intelligence (NASDAQ: NXH) (“Neighborhood” or the “Company”) today announced that it has entered into a definitive agreement for the purchase and sale of an aggregate of 16,485,508 shares of its common stock (or pre-funded warrants in lieu thereof) at a purchase price of $2.76 per share (or pre-funded warrant in lieu thereof) in a registered direct offering. In addition, the Company will issue warrants to purchase up to 16,123,189 shares of common stock. The warrants will have an exercise price of $3.45 per share, will be exercisable six months following the initial issuance date, and will expire five years following the initial exercise date. The closing of the offering is expected to occur on or about October 6, 2026, subject to the satisfaction of customary closing conditions.

The registered direct was led by certain funds managed by Highbridge Capital Management LLC (“Highbridge”) with participation from the Company’s President’s List including Executive Chairman and CEO of Neighborhood Intelligence, Marcus Lemonis. The Company’s Chief Executive Officer will participate in the offering at the same purchase price per share as other investors but has elected to forgo the accompanying warrants and will receive only shares of common stock.

Business Update

Neighborhood Intelligence, Inc. (Nasdaq: NXH) (the “Company”) continues to execute on strategy, with business trajectory of its base business firmly on track.

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Strong Revenue Momentum and Margin Outperformance. The Company is seeing encouraging revenue momentum across its core business, while gross margin continues to show significant year-over-year improvement. Based on current trends, gross margin is expected to exceed 30%, ahead of the Company’s previously stated target, reflecting continued improvement in business mix and operating execution.

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Cost Reductions and Merger Synergies Ahead of Schedule. The Company has made significant progress removing costs from the business, while integration efforts and anticipated merger synergies are developing faster than originally expected. Management remains focused on accelerating these opportunities while maintaining disciplined execution across the organization.

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Focused on the Core Business and Organic Growth. As the housing and consumer environment continues to evolve, the Company remains focused on strengthening its core business, driving organic revenue growth, improving margins and continuing to reduce its cost structure. At this time, the Company does not anticipate pursuing additional acquisitions and intends to prioritize execution, integration and organic growth across its existing businesses.

Use of Proceeds and Capital Allocation

The Company intends to use the net proceeds from the offering to accelerate merger synergies and build inventory. Any remaining proceeds will be used for working capital and general corporate purposes.

The offering reflects the Company’s continued focus on its core business and on disciplined capital management. As part of that focus, the Company intends to reduce the size of its at-the-market equity offering facility by more than half, from $200 million to approximately $75 million, effective upon the announcement of the offering. Together, these steps support the Company’s commitment to accelerating merger synergies, improving operating efficiency, and strengthening its balance sheet.

Rodman & Renshaw LLC is acting as the exclusive placement agent for the offering.

The aggregate gross proceeds to the Company from the offering are expected to be approximately $45.5 million, before deducting the placement agent fees and other offering expenses payable by the Company. The potential additional gross proceeds from the warrants, if fully exercised on a cash basis, will be approximately $56.25 million. No assurance can be given that any of the warrants will be exercised or that the Company will receive cash proceeds from the exercise of the warrants. The Company currently intends to use the net proceeds from the offering for working capital and other general corporate purposes.

The securities described above are being offered by the Company pursuant to a “shelf” registration statement on Form S-3 (File No. 333-297978) filed with the Securities and Exchange Commission (“SEC”) on August 5, 2026, and became effective on August 18, 2026. The securities offered in the registered direct offering is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. The prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and be available at the SEC’s website at www.sec.gov. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may also be obtained, when available, by contacting Rodman & Renshaw LLC at 600 Lexington Avenue, 32nd Floor, New York, NY 10022, by telephone at (212) 540‑4414, or by email at info@rodm.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

This press release contains information regarding preliminary estimated results for selected unaudited financial information for the three months ended September 30, 2026. The Company’s final results remain subject to management’s final review and adjustments, its other closing procedures, and any subsequent events. Accordingly, you should not place undue reliance on the Company’s preliminary estimated results for the three months ended September 30, 2026, which may differ from actual results. During the course of the preparation of the Company’s unaudited condensed consolidated financial statements for the three months ended September 30, 2026 and the notes thereto by management, additional items that require adjustments to the preliminary estimated results presented herein may be identified. For further discussion of some of the factors that may cause actual results to vary materially from the preliminary estimated results provided above, see “Cautionary Note Regarding Forward-Looking Statements” and the information set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

The preliminary estimated financial information included in this press release has been prepared on the basis of currently available information by, and is the responsibility of, management and has not been reviewed by any third parties. The preliminary estimated results provided herein do not represent a comprehensive statement of the Company’s financial results and should not be viewed as a substitute for the unaudited condensed consolidated financial statements prepared in accordance with GAAP. In addition, such preliminary estimated results are not indicative of the results to be achieved in any future period.

About Neighborhood Intelligence

Neighborhood Intelligence (Nasdaq: NXH), previously Bed Bath & Beyond, Inc., is a data and technology company organized around three interconnected pillars: Omni-Channel Retail, Home Services and Home Ownership.

Its portfolio includes Bed Bath & Beyond, Overstock, buybuy BABY, Kirkland’s, The Container Store, Elfa and Closet Works, along with its expanding Home Services and Home Ownership businesses. Neighborhood connects products, services, financing, expertise and data to make homeownership simpler and more affordable.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements include all statements other than statements of historical fact, including but not limited to statements regarding the Company’s preliminary estimated results, the expected closing date of the offering, the satisfaction of customary closing conditions related to the offering, the intended use of proceeds from the offering, the potential exercise of the Warrants and potential proceeds therefrom, plans and strategies for the Company, planned commercial arrangements, planned acquisitions; our industry, business strategy, plans, goals and expectations concerning our market position, future operations and other financial and operating information.

Forward-looking statements are neither promises nor guarantees and involve risks, uncertainties and other important factors that may cause actual results to differ materially from any future results expressed or implied by the forward-looking statements, including, but not limited to: market and other conditions, the anticipated expansion of Elfa and SFV Services; customer, data and revenue-sharing initiatives; potential investments or acquisitions; and the expected benefits and timing of these initiatives, and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC.

Investor Relations

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